October 17, 2018

Andrew H. Reich
Chief Financial Officer
Siebert Financial Corp.
120 Wall Street
New York, New York 10005

       Re: Siebert Financial Corp.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed April 13, 2018
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed August 13, 2018
           File No. 000-05703

Dear Mr. Reich:

       We have reviewed your October 10, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 7, 2018 letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note A - Business Order, page F-8

1. Please refer to comment 2. We note that the guidance in ASC 250-10-20 defines a change in reporting entity as changing specific subsidiaries that make up the group of entities for which consolidated financial statements are presented. Please provide us additional information regarding how the transaction was structured and accounted for from a legal entity standpoint and how you determined there were no new legal entities. Specifically
 Andrew H. Reich
FirstName LastNameAndrew H. Reich
Siebert Financial Corp.
Comapany NameSiebert Financial Corp.
October 17, 2018
October 17, 2018 Page 2
Page 2
FirstName LastName
         provide us the organizational structure of Siebert Financial Corp by legal entity before and after the transaction and identify which legal entity contained StockCross.
Note E - Income Taxes, page F-11

2. Please refer to comment 1. Based on the guidance in ASC 740-10-25-47, the impact of the Tax Cuts and Jobs Act should be recognized in 2017. Based on your response, it appears that you have recognized the impact in 2018. Please tell us if you had an error in your December 31, 2017 financial statements considering the guidance in ASC 250. If so, please revise your financial statements if the error was material. Additionally, please revise your proposed disclosure accordingly.
Form 10-Q for Fiscal Quarter Ended June 30, 2018
Notes to Consolidated Financial Statements
Note 7. Provision for Income Taxes, page 9

3. Please refer to comment 3. In your response you state that the positive evidence regarding the ability to reverse your existing taxable temporary differences outweighs the negative evidence. However, you also state that you determined based on your assessment of both positive and negative evidence as well as objective and subjective evidence that it is more likely than not that you will not realize a portion of your deferred tax assets. We note that you continue to maintain a full valuation allowance on your deferred tax assets as of
         December 31, 2017 and the subsequent quarterly periods ended March 31, 2018 and June
         30, 2018. Please reconcile your first statement that the positive evidence outweighs the negative evidence with your subsequent statement that it is more likely than not that you will not realize a portion of your deferred tax assets as of December 31, 2017.
4. Please refer to comment 3. Please provide us the following information:

             An analysis comparing actual tax or GAAP income versus forecasted amounts for the fiscal years ended December 31, 2017, 2016 and 2015 and for the most recent periods in 2018. Please explain the reasons for any significant differences.

             Projected tax or US GAAP income by year as of December 31, 2017 and June 30,
             2018 with a schedule detailing the amount of and the realization of your deferred tax assets based on your projections.
5. Please refer to comment 3. You state that it is more likely than not that you will not realize a portion of your deferred tax assets based on your assessment of both positive and negative evidence as well as objective and subjective evidence. Please tell us the most persuasive negative evidence, how you considered the guidance in ASC 740-10-30-22(c), and how you considered the significant improved operating results after your acquisition of StockCross in making your determination. Please also tell us how you considered that a full valuation allowance was appropriate as compared to a partial valuation allowance.
 Andrew H. Reich
Siebert Financial Corp.
October 17, 2018
Page 3

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant. at (202) 551-3437 with any questions.



FirstName LastNameAndrew H. Reich                        Sincerely,
Comapany NameSiebert Financial Corp.
                                                         Division of
Corporation Finance
October 17, 2018 Page 3                                  Office of Financial
Services
FirstName LastName